SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: November 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco improves operating income margin to 4.6% and increases net income by 38% in Q3 2006

Press Release

Adecco improves operating income margin to 4.6% and increases net income by 38% in Q3 2006

Q3 HIGHLIGHTS (Q3 06 vs. Q3 05)

•	Revenues of EUR 5.3 billion, up 11% (11% organically1)

•	Gross margin improvement of 40 bps to 17.2%

•	Operating income of EUR 243 million, up 31%

•	Strong operating margin improvement of 70 bps to 4.6%

•	Net income of EUR 164 million, up 38%

Chéserex, Switzerland – November 3, 2006: The Adecco Group, the worldwide leader in Human Resource services, today announced results for the third quarter 2006. For the period July to September 2006 net income increased by 38% to EUR 164 million compared to EUR 119 million a year earlier. Revenues were up 11% to EUR 5.3 billion from EUR 4.8 billion in the same period last year.

Dieter Scheiff, Chief Executive Officer, Adecco Group said: “I am pleased with Adecco’s good performance in the third quarter. We continued to see strong organic revenue growth of 11%. The operating income margin improvement of 70 bps to 4.6% is very encouraging and a result of gross margin enhancements and good cost management. At the same time we are making good progress with the implementation of our strategy.”

“With our focus on specialized general staffing and professional staffing, combined with the continued favorable economic environment for the industry as a whole, I feel we are well on track to reach our long-term goals of 7 to 9% annual revenue growth as well as an operating margin of over 5% and a return on capital employed of above 25% by 2009.”

[1]	Organic growth is a non US GAAP measure and excludes the impact of currency and acquisitions.

Adecco SA – Q3 2006 Results	Page 1 of 10	03/11/2006

Press Release

FINANCIAL PERFORMANCE

Sales

Group sales for the third quarter of 2006 were EUR 5.3 billion, an 11% increase compared to the same quarter last year (also 11% organically). Organic growth excludes the impact of currency and acquisitions. Revenues in the professional business1 grew 15% (11% organically), while Office and Industrial added 10% on a reported and organic basis.

Gross Profit

Gross margin improved 40 bps to 17.2% versus the third quarter of 2005 mainly due to the acquisition of DIS AG as well as the positive impact from the permanent placement business. In the Office and Industrial business, Adecco enhanced gross margin by 30 bps to 15.7% compared to the same period last year, while in the professional business gross margin was raised by 70 bps to 24.9%.

Selling, General and Administrative Expenses (SG&A)

On a reported basis SG&A increased by 9% for the quarter. SG&A as a percentage of sales dropped 30 bps to 12.6% (Q3 2005: 12.9%) and by 50 bps organically. On an organic basis SG&A grew 7%, the office network 5% (+340 offices) and FTEs 4% (+1,200 FTEs) compared to the same quarter last year. At the end of the third quarter Adecco had over 35,000 FTEs and over 6,700 offices.

Operating Income

Operating income for the third quarter 2006 was EUR 243 million, an increase of 31% (25% organically). Operating income margin improved 70bps to 4.6% versus 3.9% for the same period last year.

Interest Expense and Other Income / (Expenses), net

Interest expense was EUR 14 million in the period, which is EUR 2 million more than in the third quarter 2005 mainly due to a higher gross debt position. Interest expenses are expected to be approximately EUR 52 million for the full year 2006. Other Income / (Expenses), net were EUR 5 million. This is a EUR 4 million improvement versus the same quarter last year mainly due to lower hedging expenses.

Provision for Income Taxes

The effective tax rate in the third quarter was 29% compared with 32% in the same period last year. For the full year 2006, Adecco continues to expect an underlying effective tax rate of approximately 29%.

Net Income and EPS

Net income was up 38% to EUR 164 million in the third quarter of the year (Q3 2005: EUR 119 million), which represents a net income margin improvement of 60 bps to 3.1%. Basic EPS was EUR 0.88 (Q3 2005: EUR 0.64).

Balance Sheet, Cash-flow, and Net Debt2

The Group generated EUR 480 million of operating cash flow in the first nine months of 2006, compared with EUR 158 million in the first nine months of 2005. The main reasons for this increase are a higher net income as well as the timing of cash payments due to an additional trading week in previous periods. Net debt increased by EUR 316 million to EUR 740 million at the end of September 2006 compared to the year end of 2005. This increase was mainly due to the purchase of DIS AG (EUR 552 million net of cash acquired) and treasury shares (EUR 43 million), capital expenditures (EUR 58 million) as well as the payment of dividends (EUR 120 million including withholding tax), partially compensated by the operating cash flow. In the first nine months of 2006 DSO improved 1 day to 59 days compared to same period last year.

[1]	Professional business refers to Adecco’s Information Technology, Engineering & Technical, Finance & Legal, Medical & Science, Sales, Marketing & Events and Human Capital Solutions business.
[2]	Net debt is a non-US GAAP measure and comprises short-term and long-term debt less cash and cash equivalents and short-term investments.

Adecco SA – Q3 2006 Results	Page 2 of 10	03/11/2006

Press Release

Currency Impact

Currency fluctuations had a 2% negative impact on the third quarter’s revenues and operating income mainly due to the weakness of the US dollar and the Japanese yen.

GEOGRAPHICAL PERFORMANCE

In France Adecco posted revenue growth of 10% to EUR 1.8 billion in the third quarter of 2006, or 9% when adjusted for trading days. Gross margin declined by 30 bps compared to the same quarter last year after an organic 60 bps decrease in the second quarter. This was almost compensated with good cost management. SG&A in percentage of revenue dropped 30 bps. As a result, operating income increased by 9% in the quarter, in line with our expectations.

In the USA & Canada Adecco grew revenues by 3% in constant currency. Better permanent placement revenues combined with a 33% revenue addition in the higher margin Finance & Legal business resulted in 90 bps higher gross margin and 17% operating profit growth in constant currency. Operating margin improved to 4.4% compared to 3.9% in the third quarter last year.

In the third quarter of 2006, UK & Ireland added 20% in revenues in constant currency mainly driven by good demand in the Office and Industrial as well as the IT business line. Changes in business and customer mix had a negative impact on gross margin, which were not yet fully compensated by efficiency improvements. As a result operating income remained on the same absolute level as last year.

In Japan revenues grew 8% in constant currency, while operating margin expanded to 5.8% (Q3 2005: 5.2%). A general shortage of human capital combined with a solid economic environment and good permanent placement revenues led to a better gross margin.

In Germany and the Nordics Adecco added 140% and 48% respectively in constant currency (35% and 40% organically) to revenues. Changes in regional legislation and higher acceptance levels of temporary staffing combined with a favourable economic environment continue to be the main drivers behind this growth. Italy and Iberia grew revenues by 11% and 9% respectively.

Adecco SA – Q3 2006 Results	Page 3 of 10	03/11/2006

Press Release

BUSINESS LINE PERFORMANCE

Adecco’s Office and Industrial businesses grew 11% and 12% in constant currency (9% and 11% organically) to EUR 4.1 billion. Revenue growth further accelerated in the Industrial business compared to Q2 2006, which underpins the current favourable economic environment. There has been particularly good demand in France, Germany and Italy. In the Office business, revenue additions were strong in UK & Ireland, Germany and the Nordics.

In Information Technology (IT) Adecco increased revenues by 16% in constant currency (13% organically) compared to the third quarter of 2005. Adecco experienced continued strong demand in the UK & Ireland, while in the USA & Canada revenues slightly declined.

Adecco’s Engineering & Technical (E&T) business grew revenues by 26% in constant currency (7% organically) in the third quarter. Demand continued to be good in the UK & Ireland, while revenues in the USA & Canada slightly increased in constant currency.

In Finance & Legal (F&L) Adecco achieved a revenue growth of 29% in constant currency (21% organically). Demand for finance and legal professionals continued to be strong in the USA & Canada.

Adecco’s Human Capital Solutions (HCS) business grew revenues by 1% in constant currency and declined 2% when excluding the impact of acquisitions and currency. Sales, Marketing & Events (S,M&E) and Medical & Science (M&S) added in constant currency 7% and 16% to revenues respectively.

MANAGEMENT OUTLOOK

Current trading conditions combined with the key indicators for the global staffing services market continue to point to a favourable growth for the industry. The Group therefore remains committed to its objective of revenue growth of at least 7-9% per annum on average for the coming years providing no material changes to the macroeconomic environment. At the same time management continues to be confident that the focus on professional business fields and on key regions will allow Adecco to continuously improve 2009 operating income margin to over 5% and return on capital employed (ROCE) to above 25%. There is no impact expected for differences in trading days for the fourth quarter of 2006.

Adecco SA – Q3 2006 Results	Page 4 of 10	03/11/2006

Press Release

Financial Agenda 2007

Q4 & FY 2006 results	March 2, 2007
Q1 2007 & Annual General Meeting	May 8, 2007

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. as of the date of this release, and we assume no duty to update any such forward-looking statements. The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Factors that could affect the Company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the Company competes; changes in the Company’s ability to attract and retain qualified temporary personnel; the resolution of US unemployment tax reviews, the resolution of the French anti-trust investigation and the resolution of the US class action; and any adverse developments in existing commercial relationships, disputes or legal and tax proceedings.

Please refer to the Company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the US Securities and Exchange Commission from time to time, for further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 35,000 employees and 6,700 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH001213860) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

There will be an audiocast of the media conference call at 8am CET as well as a webcast of the analyst presentation at 11 am CET, details of which can be found at our Investor Relations section at http://webcast.adecco.com.

Adecco SA – Q3 2006 Results	Page 5 of 10	03/11/2006

Press Release Annexes

Consolidated statements of operations

EUR millions,	Q3 2006	Q3 2005	Variance %		9M 2006	9M 2005	Variance %
except share and per share amounts			EUR	Constant			EUR	Constant
Revenues	5,327	4,784	11%	13%	15,139	13,410	13%	13%
Direct costs of services	(4,409)	(3,981)			(12,525)	(11,170)
Gross profit	918	803	14%	17%	2,614	2,240	17%	16%
Gross margin	17.2%	16.8%			17.3%	16.7%

Selling, general and administrative expenses	(671)	(617)	9%	11%	(2,012)	(1,788)	13%	12%
As a percentage of revenues	12.6%	12.9%			13.3%	13.3%
Amortisation of intangible assets	(4)	(1)			(8)	(2)
Operating income	243	185	31%	33%	594	450	32%	32%
Operating income margin	4.6%	3.9%			3.9%	3.4%
Interest expense	(14)	(12)			(38)	(40)
Other income/(expenses), net	5	1			12	(2)
Income applicable to minority interests	(2)	—			(4)	(1)
Income before income taxes	232	174	34%		564	407	39%

Provision for income taxes	(68)	(55)			(165)	(125)

Net income	164	119	38%		399	282	42%

Net income margin	3.1%	2.5%			2.6%	2.1%

Basic earnings per share data:

Basic earnings per share	0.88	0.64			2.14	1.51

Basic weighted-average shares	186,135,884	185,881,875			186,469,016	186,789,355

Diluted earnings per share data:

Diluted earnings per share	0.84	0.61			2.05	1.46

Diluted weighted-average shares	196,174,279	195,812,463			196,592,919	195,816,524

Adecco SA – Q3 2006 Results	Page 6 of 10	03/11/2006

Press Release Annexes

Revenues and operating income by geographies

EUR millions	Q3 2006	Q3 2005	Variance %		9M 2006	9M 2005	Variance %
			EUR	Constant			EUR	Constant
Revenues
France[1]	1,819	1,656	10%	10%	5,041	4,680	8%	8%
USA & Canada	915	929	-1%	3%	2,785	2,636	6%	2%
UK & Ireland	488	407	20%	20%	1,382	1,139	21%	21%
Japan	352	357	-2%	8%	1,079	1,050	3%	8%
Italy	275	249	11%	11%	846	763	11%	11%
Iberia[1]	289	265	9%	9%	804	637	26%	26%
Benelux	251	226	11%	11%	704	621	13%	13%
Nordics[1]	217	147	48%	48%	571	398	43%	43%
Germany[1]	235	98	140%	140%	543	260	109%	109%
Australia & New Zealand[1]	107	113	-6%	0%	307	327	-6%	-5%
Switzerland	118	107	10%	11%	304	277	10%	11%
Emerging Markets[1]	261	230	13%	19%	773	622	24%	22%

Adecco Group[1]	5,327	4,784	11%	13%	15,139	13,410	13%	13%

Operating Income[2]
France	75	69	9%	9%	180	175	3%	3%
USA & Canada	40	36	13%	17%	108	87	24%	22%
UK & Ireland	18	18	1%	0%	48	42	15%	14%
Japan	20	19	11%	21%	65	49	33%	41%
Italy	18	13	45%	45%	52	45	16%	16%
Iberia	20	13	41%	41%	51	37	36%	36%
Benelux	15	12	36%	36%	32	22	47%	47%
Nordics	17	9	75%	75%	38	17	116%	115%
Germany	33	11	174%	174%	56	20	175%	175%
Australia & New Zealand	4	3	22%	31%	7	8	-20%	-18%
Switzerland	11	9	15%	17%	25	23	10%	11%
Emerging Markets	8	5	47%	61%	25	16	59%	59%
Total Operating Units	279	217	28%	30%	687	541	27%	27%

Corporate Expenses	(32)	(31)			(85)	(89)
Amortisation of Intangibles	(4)	(1)			(8)	(2)

Adecco Group	243	185	31%	33%	594	450	32%	32%

1)	Revenues increased organically in France 9M by 7%; Iberia 9M by 9%; Nordics Q3 by 40% (9M: 39%); Germany Q3 by 35% (9M: 34%); Australia & New Zealand Q3 by -2% (9M: -6%); Emerging Markets Q3 by 17% (9M: 21%) and Adecco Group Q3 by 11% (9M: 10%).
2)	Contribution (Operating income before amortisation) on the operating unit level.

Adecco SA – Q3 2006 Results	Page 7 of 10	03/11/2006

Press Release Annexes

Revenues breakdown and revenue growth by business line

in % of total revenues	Q3 2006	Q3 2005	Variance %		9M 2006	9M 2005	Variance %
			EUR	Constant			EUR	Constant
Revenues[1,2]
Office	23%	24%	8%	11%	24%	25%	9%	10%
Industrial	54%	54%	12%	12%	53%	53%	12%	11%
Total Office and Industrial	77%	78%	10%	12%	77%	78%	11%	11%

Information Technology	7%	7%	13%	16%	7%	7%	19%	17%
Engineering & Technical	5%	4%	22%	26%	5%	4%	19%	17%
Finance & Legal	2%	2%	26%	29%	2%	2%	25%	23%
Medical & Science	1%	1%	16%	16%	1%	1%	13%	13%
Sales, Marketing & Events	2%	2%	6%	7%	2%	2%	17%	18%
Human Capital Solutions	1%	1%	-2%	1%	1%	1%	20%	18%
Total Professional Business Lines	18%	17%	15%	18%	18%	17%	19%	18%

Emerging Markets	5%	5%	13%	19%	5%	5%	24%	22%

Adecco Group	100%	100%	11%	13%	100%	100%	13%	13%

1)	Breakdown of revenues is based on dedicated branches.
2)	In Q3 revenues increased organically in Office by 9% (9M: 8%); Industrial by 11% (9M: 9%); Total Office and Industrial by 10% (9M: 9%); Information Technology by 13% (9M: 16%); Engineering & Technical by 7% (9M: 6%); Finance & Legal by 21% (9M: 17%); Medical & Science by 16% (9M: 13%); Sales, Marketing & Events by 7% (9M: 8%); Human Capital Solutions by -2% (9M: -3%); Total Professional Business Lines by 11% (9M: 11%); Emerging Markets by 17% (9M: 21%) and Adecco Group by 11% (9M: 10%).

Adecco SA – Q3 2006 Results	Page 8 of 10	03/11/2006

Press Release Annexes

Consolidated balance sheets

EUR millions	Sept 30, 2006	Dec 31, 2005
Assets
Current assets:
– Cash and cash equivalents	704	468
– Short-term investments	18	380
– Trade accounts receivable, net	4,071	3,659
– Other current assets	288	298
Total current assets	5,081	4,805

Property, equipment, and leasehold improvements, net	233	240
Other assets	299	312
Intangible assets, net	167	48
Goodwill	1,900	1,434

Total assets	7,680	6,839

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Accounts payable and accrued expenses	3,650	3,287
– Short-term debt and current maturities of long-term debt	48	550
Total current liabilities	3,698	3,837

Long-term debt, less current maturities	1,414	722
Other liabilities	197	143
Total liabilities	5,309	4,702

Minority interests	39	20
Shareholders’ equity
Common shares	117	117
Additional paid-in capital	2,081	2,045
Treasury stock, at cost	(102)	(59)
Retained earnings/(accumulated deficit)	254	(25)
Accumulated other comprehensive income/(loss), net	(18)	39

Total shareholders’ equity	2,332	2,117

Total liabilities and shareholders’ equity	7,680	6,839

Adecco SA – Q3 2006 Results	Page 9 of 10	03/11/2006

Press Release Annexes

Consolidated statements of cash flows

EUR millions	2006 9M	2005 9M
Cash flows from operating activities
Net income	399	282

Adjustments to reconcile net income to cash flows from operating activities:
– Depreciation and amortisation	78	80
– Other charges	43	43

Changes in operating assets and liabilities, net of acquisitions:
– Trade accounts receivable	(406)	(394)
– Accounts payable and accrued expenses	340	138
– Other assets and liabilities	26	9

Cash flows from operating activities	480	158

Cash flows from/(used in) investing activities
Capital expenditures, net of proceeds	(58)	(47)
Acquisition of DIS, net of cash acquired	(552)	—
Acquisition of Altedia, net of cash acquired	—	(91)
Acquisition of Humangroup, net of cash acquired	—	(57)
Purchase of short-term investments	(44)	(162)
Proceeds from sale of short-term investments	397	423
Cash settlements on derivative instruments	8	(9)
Other acquisition and investing activities, net	(34)	(7)

Cash flows from/(used in) investing activities	(283)	50

Cash flows from/(used in) financing activities
Net increase/(decrease) in short-term debt	24	(1)
Borrowings of long-term debt, net of issuance costs	694	—
Repayment of long-term debt	(517)	(247)
Dividends paid	(120)	(121)
Cash settlements on derivative instruments	(20)	(21)
Purchase of treasury shares	(43)	(59)
Common stock options exercised	34	4
Other financing activities	(4)	—

Cash flows from/(used in) financing activities	48	(445)

Effect of exchange rate changes on cash	(9)	14

Net increase/(decrease) in cash and cash equivalents	236	(223)

Cash and cash equivalents:
– Beginning of year	468	879
– End of period	704	656

Adecco SA – Q3 2006 Results	Page 10 of 10	03/11/2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 3 November 2006	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 3 November 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary